Exhibit (a)(5)(B)

Note to Employees of Speedway Motorsports, LLC and Subsidiaries

Dear Teammates,

Today we have some news to share. Our company has entered an agreement to acquire Dover Motorsports, Inc., which currently owns and operates Dover International Speedway in Dover, Delaware and Nashville Superspeedway in Lebanon, Tennessee. Both facilities hosted NASCAR Cup Series event weekends this past season, and both will host NASCAR Cup Series race weekends in 2022. The transaction is expected to close by the end of the year.

During this process and beyond, our company will continue to operate as it has for more than sixty years, with the passion and energy that keeps us at the forefront of the motorsports industry. This agreement to acquire Dover Motorsports, Inc. emphasizes our continued commitment and investment in the sport.

Since Dover Motorsports, Inc. is publicly traded, we cannot make any further public comments until after the transaction is complete. I’d ask that you not comment about this news on social media or make any speculative statements as there is still work to be done. Attached for your reference is the press release issued by us and Dover.

As we wrap up another eventful NASCAR season, I’d like to thank each of you for all of your hard work and dedication to our company. YOU are what makes Speedway Motorsports the best!

With kindest regards,

Marcus Smith